ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68461

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/24__ AND ENDING __06/30/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Ernst & Young Capital Advisors, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1 Manhattan West__
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Putra Johnson	212-773-5957	putra.johnson@ey.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__DeMarco Sciaccotta Wilkens & Dunleavy, LLP__
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)
12/21/2010		5376	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Putra Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ernst & Young Capital Advisors, LLC, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANTONIO J. FORTE
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
01FO0031644
MY COMMISSION EXPIRES 12/04/2028

Notary Public

Signature: Putra Johnson 9/17/25

Title: FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: A copy of the SIPC supplemental report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ERNST & YOUNG CAPITAL ADVISORS, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Ernst & Young Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ernst & Young Capital Advisors, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ernst & Young Capital Advisors, LLC as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Ernst & Young Capital Advisors, LLC's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 10, 2025

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2025

ASSETS		
Cash	$	64,450,231
Accounts receivable, net		2,109,165
Due from Affiliate		432,525
Other Assets		52,835
Total Assets	$	67,044,756
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to affiliate	$	1,939,047
Deferred revenue		630,417
Total liabilities		2,569,464
Member's equity		64,475,292
Total Liabilities and Member's Equity	$	67,044,756

See accompanying notes to financial statements.

ERNST & YOUNG CAPITAL ADVISORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Nature of business

Ernst & Young Capital Advisors, LLC. (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware in November 2009. The Company is wholly-owned by EYCA Holdings LLC, which is wholly-owned by Ernst & Young U.S. LLP ("EY"). The Company's operations consist primarily of corporate finance consulting and other advisory services in connection with bankruptcies, corporate debt restructuring activities, corporate restructuring transactions, mergers and acquisitions, and debt and equity capital markets transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable and Allowance for Credit Loss

The Company carries its accounts receivable at cost less an allowance for credit loss. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for credit loss based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The Company carried an allowance balance of $464,466 as of June 30, 2025, and expects to write off $14,466 in the next fiscal year. In the prior year, an allowance of $1,979,491 was established for credit loss, of which $1,535,900 has been recovered this year.

Revenue Recognition

On July 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively "ASU 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenues are recognized when the control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements.

Much of the Company's revenue comes from transactional investment banking services. Revenue from transactional services is recognized upon the successful completion of the transaction or invoicing of hourly fees, as a single performance obligation. Revenue from advisory services or retainers on brokerage services on transactions are amortized and recognized over time to match the continued delivery of performance obligations to the customers over an estimated period of time. Unearned revenue under ASU 606 is recorded on the Statement of Financial Condition as deferred revenue. The Company reviews its amortization policies under ASU 606 on an annual basis.

Income Taxes

As a wholly-owned limited liability company, the Company is disregarded for income tax reporting purposes. Any income or loss from the Company is passed through to its parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

ERNST & YOUNG CAPITAL ADVISORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

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2. Summary of significant accounting policies (continued)

At June 30, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all tax years after 2022.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2025, the Company's net capital was approximately $61,881,000 which was approximately $61,709,000 in excess of its minimum requirement of $171,298.

4. Concentrations

For the year ended June 30, 2025, no clients had revenue in excess of 10% of the Company's total revenue.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company believes it is not exposed to any significant credit risk to cash.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

ERNST & YOUNG CAPITAL ADVISORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

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6.   Related party transactions

The Company does not employ any personnel. The Company and EY operate under a Services Agreement whereby EY provides employee and administrative services to the Company. The employee and administrative services include (but are not limited to) personnel, office space, facilities and equipment (including utilities), communications (including telephone, mobile telephone and data transmission), information technology support and all general and administrative services in connection with the Company's business. EY charges the Company for the provision of the services at an agreed upon monthly retainer amount in connection with providing employee and administrative services on behalf of the Company. The monthly retainer amount is agreed to at the start of each fiscal period. EY also charges the Company for direct expenses paid for by EY on the Company's behalf. For the year ended June 30, 2025, EY charged the Company approximately $22,697,000 for the provision of employee and administrative services. The balance owed to the affiliate related to this provision was approximately $1,857,000 as of June 30, 2025, after reflecting an $82,000 refund.

The Company also entered into a subcontracting engagement agreement with EY LLP in the India to provide sell-side advisory services. The transaction closed and the balance owed to the Company related to this engagement was $432,525 as of June 30, 2025.

7.   Subsequent events

As of September 10, 2025, the Company collected approximately $697,500 of accounts receivable outstanding as of June 30, 2025.

Management has evaluated all subsequent events from June 30, 2025 through September 10, 2025, the date the accompanying financial statements were available to be issued, and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statements.

8.   Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker dealer, which is comprised investment banking and financial advisory services, as described in Note 1. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies.